FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
As of 8/4/2009
Ternium S.A.
(Translation of Registrant’s name into English)
Ternium S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Ternium S.A.’s consolidated financial statements as of June 30, 2009.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
TERNIUM S.A.

By:	/s/ Roberto Philipps		By:	/s/ Daniel Novegil

	Name:	Roberto Philipps		Name:	Daniel Novegil
	Title:	Chief Financial Officer		Title:	Chief Executive Officer
Dated: August 4, 2009

TERNIUM S.A.
CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS AS OF JUNE 30, 2009
AND FOR THE SIX-MONTH PERIODS
ENDED JUNE 30, 2009 AND 2008
46a, Avenue John F. Kennedy, 2nd floor
L – 1855
R.C.S. Luxembourg: B 98 668

TERNIUM S.A.
Consolidated condensed interim financial statements as of June 30, 2009 and for the six-month periods ended June 30, 2009 and 2008
(All amounts in USD thousands)
CONSOLIDATED CONDENSED INTERIM INCOME STATEMENTS

			Three-month period		Six-month period
			ended June 30,		ended June 30,
	Notes		2009	2008	2009	2008
			(Unaudited)		(Unaudited)
Continuing operations
Net sales	3		1,140,293	2,364,206	2,314,948	4,306,853
Cost of sales	3 & 4		(1,048,698)	(1,579,452)	(2,093,270)	(3,027,197)

Gross profit	3		91,595	784,754	221,678	1,279,656

Selling, general and administrative expenses	3 & 5		(142,991)	(179,638)	(279,157)	(325,132)
Other operating (expenses) income, net	3		(695)	1,087	(21,095)	11,067

Operating (loss) income	3		(52,091)	606,203	(78,574)	965,591

Interest expense			(32,130)	(30,112)	(59,836)	(74,390)
Interest income			5,273	12,034	10,369	24,143
Interest income – Sidor financial asset	11	(ii)	57,126	—	57,126	—
Other financial income, net	6		223,752	115,263	58,747	118,248

Equity in earnings of associated companies			117	446	658	890

Income (loss) before income tax expense			202,047	703,834	(11,510)	1,034,482

Income tax
Current and deferred income tax (expense) benefit			(45,384)	(208,160)	51,155	(314,305)
Reversal of deferred statutory profit sharing	9		—	—	—	96,265

Income from continuing operations			156,663	495,674	39,645	816,442

Discontinued operations
Income from discontinued operations	11		428,023	—	428,023	159,937

Profit for the period			584,686	495,674	467,668	976,379

Attributable to:
Equity holders of the Company			562,818	415,634	469,636	837,759
Minority interest			21,868	80,040	(1,968)	138,620

			584,686	495,674	467,668	976,379

Weighted average number of shares outstanding			2,004,743,442	2,004,743,442	2,004,743,442	2,004,743,442
Basic and diluted earnings per share for profit attributable to the equity holders of the Company (expressed in USD per share)			0.28	0.21	0.23	0.42
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2008.

TERNIUM S.A.
Consolidated condensed interim financial statements as of June 30, 2009 and for the six-month periods ended June 30, 2009 and 2008
(All amounts in USD thousands)
CONSOLIDATED CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

	Six-month period ended June 30, 2009			Six-month period ended June 30, 2008
	Attributable to			Attributable to
	the Company’s	Minority		the Company’s	Minority
	equity holders	interest	Total	equity holders	interest	Total

Profit (loss) for the period	469,636	(1,968)	467,668	837,759	138,620	976,379

Other comprehensive income:

Currency translation adjustment	(57,248)	(52,440)	(109,688)	165,610	39,599	205,209

Cash flow hedges	21,988	2,798	24,786	(3,586)	(457)	(4,043)

Income tax relating to cash flow hedges	(6,157)	(783)	(6,940)	1,004	128	1,132

Other comprehensive (loss) income for the period, net of tax	(41,417)	(50,425)	(91,842)	163,028	39,270	202,298

Total comprehensive income (loss) for the period (unaudited)	428,219	(52,393)	375,826	1,000,787	177,890	1,178,677

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2008.

TERNIUM S.A.
Consolidated condensed interim financial statements as of June 30, 2009 and for the six-month periods ended June 30, 2009 and 2008
(All amounts in USD thousands)
CONSOLIDATED CONDENSED STATEMENTS OF FINANCIAL POSITION

	Notes		June 30, 2009		December 31, 2008
			(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	7		4,081,363		4,212,313
Intangible assets, net	8		1,104,960		1,136,367
Investments in associated companies			6,127		5,585
Sidor financial asset	11	(ii)	426,998		—
Other investments, net			17,250		16,948
Receivables, net			175,182	5,811,880	120,195	5,491,408

Current assets
Receivables			161,701		248,991
Derivative financial instruments			1,472		1,516
Inventories, net			1,151,267		1,826,547
Trade receivables, net			469,146		622,992
Sidor financial asset	11	(ii)	1,012,145		—
Available for sale assets — discontinued operations	11	(ii)	—		1,318,900
Other investments			—		90,008
Cash and cash equivalents			1,816,023	4,611,754	1,065,552	5,174,506

Non-current assets classified as held for sale				17,062		5,333

				4,628,816		5,179,839

Total assets				10,440,696		10,671,247

EQUITY
Capital and reserves attributable to the company’s equity holders				5,025,771		4,597,370

Minority interest				911,323		964,094

Total equity				5,937,094		5,561,464

LIABILITIES
Non-current liabilities
Provisions			24,664		24,400
Deferred income tax			816,794		810,160
Other liabilities			152,274		148,690
Derivative financial instruments			43,143		65,847
Borrowings			2,054,645	3,091,520	2,325,867	3,374,964

Current liabilities
Current tax liabilities			74,283		194,075
Other liabilities			95,582		103,376
Trade payables			414,183		438,711
Derivative financial instruments			60,089		57,197
Borrowings			767,945	1,412,082	941,460	1,734,819

Total liabilities				4,503,602		5,109,783

Total equity and liabilities				10,440,696		10,671,247

Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 10.
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2008.

TERNIUM S.A.
Consolidated condensed interim financial statements as of June 30, 2009 and for the six-month periods ended June 30, 2009 and 2008
(All amounts in USD thousands)
CONSOLIDATED CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Attributable to the Company’s equity holders (1)
		Initial public	Revaluation	Capital stock	Currency
		offering	and other	issue discount	translation	Retained		Minority	Total
	Capital stock (2)	expenses	reserves	(3)	adjustment	earnings	Total	interest	Equity

Balance at January 1, 2009	2,004,743	(23,295)	1,702,285	(2,324,866)	(528,485)	3,766,988	4,597,370	964,094	5,561,464

Profit (loss) for the period						469,636	469,636	(1,968)	467,668
Other comprehensive income (loss) for the period			15,831		(57,248)		(41,417)	(50,425)	(91,842)

Total comprehensive income (loss) for the period			15,831		(57,248)	469,636	428,219	(52,393)	375,826
Acquisition of business (4)			182				182	(378)	(196)

Balance at June 30, 2009 (unaudited)	2,004,743	(23,295)	1,718,298	(2,324,866)	(585,733)	4,236,624	5,025,771	911,323	5,937,094

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 10 (iii).

(2)	At June 30, 2009, the Capital Stock adds up to 2,004,743,442 shares at a nominal value of USD 1 each.

(3)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(4)
On February 5, 2009, Ternium Internacional España S.L.U. acquired from its related company Siderca S.A.I.C., 53,452 shares of Siderar S.A.I.C., representing 0.015% of that company’s share capital, for an aggregate purchase price of USD 196 thousand. After this acquisition, Ternium increased its ownership in Siderar to 60.94%.

As permitted by IFRS 3, the Company accounted for this acquisition under the economic entity model, which requires that the acquisition of an additional equity interest in a controlled subsidiary be accounted for at its carrying amount, with the difference arising on purchase price allocation being recorded directly in equity.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable. See Note 10 (iii).
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2008.

TERNIUM S.A.
Consolidated condensed interim financial statements as of June 30, 2009 and for the six-month periods ended June 30, 2009 and 2008
(All amounts in USD thousands)
CONSOLIDATED CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)

	Attributable to the Company’s equity holders (1)
		Initial public	Revaluation	Capital stock	Currency
		offering	and other	issue discount	translation	Retained		Minority	Total
	Capital stock (2)	expenses	reserves (3)	(3)	adjustment	earnings	Total	interest	Equity

Balance at January 1, 2008	2,004,743	(23,295)	1,946,963	(2,324,866)	(110,739)	2,959,874	4,452,680	1,805,243	6,257,923

Profit for the period						837,759	837,759	138,620	976,379
Other comprehensive income for the period			(2,582)		165,610		163,028	39,270	202,298

Total comprehensive income for the period			(2,582)		165,610	837,759	1,000,787	177,890	1,178,677

Dividends paid in cash and other distributions			(100,237)				(100,237)		(100,237)
Dividends paid in cash and other distributions by subsidiary companies								(19,595)	(19,595)
Minority interest in discontinued operations								(889,342)	(889,342)

Balance at June 30, 2008 (unaudited)	2,004,743	(23,295)	1,844,144	(2,324,866)	54,871	3,797,633	5,353,230	1,074,196	6,427,426

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 10 (iii).

(2)	At June 30, 2008, the Capital Stock adds up to 2,004,743,442 shares at a nominal value of USD 1 each.

(3)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable. See Note 10 (iii).
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2008.

TERNIUM S.A.
Consolidated condensed interim financial statements as of June 30, 2009 and for the six-month periods ended June 30, 2009 and 2008
(All amounts in USD thousands)
CONSOLIDATED CONDENSED INTERIM STATEMENTS OF CASH FLOWS

		Six-month period
		ended June, 30
	Notes	2009	2008
		(Unaudited)
Cash flows from operating activities
Income from continuing operations		39,645	816,442
Adjustments for:
Depreciation and amortization	7 & 8	189,894	206,898
Income tax accruals less payments		(145,995)	72,346
Equity in earnings of associated companies		(658)	(890)
Interest accruals less payments		(366)	(84,650)
Impairment charge	10(ii)	27,022	—
Changes in provisions		2,463	2,032
Changes in working capital		779,521	(901,363)
Interest income — Sidor financial asset	11(ii)	(57,126)	—
Net foreign exchange gains and others		(28,503)	(157,563)

Net cash provided by (used in) operating activities		805,897	(46,748)

Cash flows from investing activities
Capital expenditures	7 & 8	(110,670)	(247,002)
Proceeds from the sale of property, plant and equipment		639	1,001
Decrease in other investments		90,008	65,337
Acquisition of business		(196)	—
Proceeds from Sidor financial asset	11(ii)	400,000	—
Proceeds from the sale of discontinued operations	11(i)	—	722,523
Discontinued operations	11(iv)	—	89,820

Net cash provided by investing activities		379,781	631,679

Cash flows from financing activities
Dividends paid in cash and other distributions		—	(100,237)
Dividends paid in cash and other distributions by subsidiary companies		—	(19,595)
Proceeds from borrowings		161,980	181,305
Repayments of borrowings		(596,387)	(931,441)

Net cash used in financing activities		(434,407)	(869,968)

Increase/(Decrease) in cash and cash equivalents		751,271	(285,037)

Movement in cash and cash equivalents
At January 1,		1,065,552	1,125,830
Effect of exchange rate changes		(800)	5,668
Increase/(Decrease) in cash and cash equivalents		751,271	(285,037)
Cash & cash equivalents of discontinued operations At March 31, 2008		—	(157,894)

Cash and cash equivalents at June 30,		1,816,023	688,567

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2008.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements
INDEX TO THE NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1 General information and basis of presentation	9
2 Accounting policies	9
3 Segment information	10
4 Cost of sales	12
5 Selling, general and administrative expenses	12
6 Other financial income, net	13
7 Property, plant and equipment, net	13
8 Intangible assets, net	13
9 Deferred statutory profit sharing	14
10 Contingencies, commitments and restrictions on the distribution of profits	14
11 Discontinued operations	16
12 Related party transactions	18
13 Recently issued accounting pronouncements	19

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
1 General information and basis of presentation
Ternium S.A. (the “Company” or “Ternium”), a Luxembourg Corporation (Societé Anonyme), was incorporated on December 22, 2003 under the name of Zoompart Holding S.A. to hold investments in flat and long steel manufacturing and distributing companies. The extraordinary shareholders’ meeting held on August 18, 2005, changed the corporate name to Ternium S.A.
Following a corporate reorganization carried out during fiscal year 2005, in January 2006 the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”). As from February 1, 2006, the Company’s shares are listed in the New York Stock Exchange.
The name and percentage of ownership of subsidiaries that have been included in consolidation in these Consolidated Condensed Interim Financial Statements is disclosed in Note 2 to the audited Consolidated Financial Statements for the year ended December 31, 2008.
Certain comparative amounts have been reclassified to conform to changes in presentation in the current period.
The preparation of consolidated condensed interim financial statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and also the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.
Material intercompany transactions and balances have been eliminated in consolidation. However, the fact that the functional currency of the Company’s subsidiaries differ, results in the generation of foreign exchange gains (losses) that are included in the consolidated condensed interim income statement under “Other financial income, net”.
These Consolidated Condensed Interim Financial Statements were approved by the Board of Directors of Ternium on August 4, 2009.
2 Accounting policies
These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2008, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.
Recently issued accounting pronouncements were applied by the Company as from their respective dates.
These Consolidated Condensed Interim Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2008, except for the application of the following accounting pronouncements, which became effective on January 1, 2009:
1)	Comprehensive income
Ternium has applied IAS 1 revised that, among other changes, has incorporated the following:
(a)
all changes in equity arising from transactions with owners in their capacity as owners (i.e. owner changes in equity) have been presented separately from non-owner changes in equity. Under IAS 1 revised, an entity is not permitted to present components of comprehensive income (i.e. non-owner changes in equity) in the statement of changes in equity;

(b)	income and expenses have been presented in two statements (a separate income statement and a statement of comprehensive income), separately from owner changes in equity;
(c)	components of other comprehensive income have been displayed in the statement of comprehensive income; and
(d)	total comprehensive income has been presented in the financial statements.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
2 Accounting policies (continued)
2)	Borrowing costs
Beginning on January 1, 2009, and as required by IAS 23 revised, Ternium capitalizes the borrowing costs incurred to finance construction, acquisition or production of qualifying assets. In the case of specific borrowings, Ternium determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. For general borrowings, Ternium determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that Ternium capitalizes during a period will not exceed the amount of borrowing costs incurred during that period.
At June 30, 2009, the capitalized borrowing costs are not material.
3 Segment information
Reportable operating segments
For management purposes, the Company is organized on a worldwide basis into the following segments: flat steel products, long steel products and others.
The flat steel products segment comprises the manufacturing and marketing of hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electro-galvanized sheets, pre-painted sheets and other tailor-made products to serve its customers’ requirements.
The long steel products segment comprises the manufacturing and marketing of billets (steel in its basic, semi-finished state), wire rod and bars.
The other products segment includes products other than flat and long steel, mainly pig iron, pellets and pre-engineered metal buildings.

	Flat steel	Long steel
	products	products	Other	Total
	(Unaudited)
Six-month period ended June 30, 2009
Net sales	1,969,184	280,208	65,556	2,314,948
Cost of sales	(1,866,116)	(186,354)	(40,800)	(2,093,270)

Gross profit	103,068	93,854	24,756	221,678
Selling, general and administrative expenses	(246,665)	(25,289)	(7,203)	(279,157)
Other operating (expenses) income, net (*)	(21,656)	563	(2)	(21,095)

Operating (loss) income	(165,253)	69,128	17,551	(78,574)

Depreciation — PP&E	130,068	16,244	5,954	152,266

(*)	Includes an impairment charge of intangible assets of USD 27.0 million (see Note 10 (ii))

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
3 Segment information (continued)

	Flat steel	Long steel
	products	products	Other	Total
	(Unaudited)
Six-month period ended June 30, 2008
Net sales	3,656,149	544,419	106,285	4,306,853
Cost of sales	(2,603,935)	(356,403)	(66,859)	(3,027,197)

Gross profit	1,052,214	188,016	39,426	1,279,656
Selling, general and administrative expenses	(276,307)	(36,157)	(12,668)	(325,132)
Other operating income, net	4,627	2,500	3,940	11,067

Operating income	780,534	154,359	30,698	965,591

Depreciation — PP&E	148,616	16,357	2,243	167,216
Geographical information
There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). Ternium sells its products to three main geographical areas: South and Central America, North America, and Europe and others. The North American area comprises principally United States, Canada and Mexico. The South and Central American area comprises principally Argentina, Brazil, Colombia, Chile, Paraguay and Ecuador.

	South and
	Central	North	Europe
	America	America	and others	Total
	(Unaudited)
Six-month period ended June 30, 2009
Net sales	756,975	1,405,184	152,789	2,314,948
Depreciation — PP&E	57,305	94,926	35	152,266

Six-month period ended June 30, 2008
Net sales	1,475,992	2,791,380	39,481	4,306,853
Depreciation — PP&E	67,639	99,560	17	167,216

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
4 Cost of sales

	Six-month period
	ended June 30,
	2009	2008
	(Unaudited)

Inventories at the beginning of the year	1,826,547	1,904,489
Adjustment corresponding to inventories from discontinued operations	—	(455,013)

	1,826,547	1,449,476

Translation differences	(53,822)	89,272
Plus: Charges for the period
Raw materials and consumables used and other movements	856,816	3,191,424
Services and fees	58,598	77,531
Labor cost	182,101	230,286
Depreciation of property, plant and equipment	149,841	164,167
Amortization of intangible assets	8,361	9,809
Maintenance expenses	99,602	142,771
Office expenses	2,543	4,244
Freight and transportation	17,584	20,531
Insurance	4,721	3,940
(Recovery) Provision for obsolescence	(37,381)	567
Valuation allowance	127,553	—
Recovery from sales of scrap and by-products	(10,617)	(47,923)
Others	12,090	19,823

Less: Inventories at the end of the period	(1,151,267)	(2,328,721)

Cost of sales	2,093,270	3,027,197

5 Selling, general and administrative expenses

	Six-month period
	ended June 30,
	2009	2008
	(Unaudited)

Services and fees	24,418	32,048
Labor cost	82,916	96,514
Depreciation of property plant and equipment	2,425	3,049
Amortization of intangible assets	29,267	29,873
Maintenance expenses	3,154	4,373
Taxes	32,042	39,606
Office expenses	11,980	16,114
Freight and transportation	84,339	89,032
Decrease of allowances for doubtful accounts	(1,859)	(395)
Others	10,475	14,918

Selling, general and administrative expenses	279,157	325,132

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
6 Other financial income, net

	Six-month period
	ended June 30,
	2009	2008
	(Unaudited)

Net foreign exchange gains (i)	58,527	139,887
Change in fair value of derivative instruments	6,165	(1,073)
Debt issue costs	(2,790)	(8,560)
Others	(3,155)	(12,006)

Other financial income, net	58,747	118,248

(i)
In the six-month period ended June 30, 2009, includes USD 66.9 million corresponding to the exchange gain derived from the USD denominated borrowings held by Ternium Mexico. The outstanding balance of Ternium Mexico’s USD denominated loans at June 30, 2009 amounts to USD 2,666.3 million.

7 Property, plant and equipment, net

	Six-month period
	ended June 30,
	2009	2008
	(Unaudited)

At the beginning of the year	4,212,313	6,776,630
Adjustments corresponding to PP&E from discontinued operations	—	(1,975,269)

	4,212,313	4,801,361

Currency translation differences	(63,163)	245,299
Additions	98,706	223,277
Disposals	(1,331)	(1,235)
Depreciation charge	(152,266)	(167,216)
Transfers	(12,896)	—

At the end of the period	4,081,363	5,101,486

8 Intangible assets, net

	Six-month period
	ended June 30,
	2009	2008
	(Unaudited)

At the beginning of the year	1,136,367	1,449,320
Adjustments corresponding to intangible assets from discontinued operations	—	(12,731)

	1,136,367	1,436,589
Currency translation differences	21,279	76,877
Additions	11,964	23,725
Amortization charge	(37,628)	(39,682)
Impairment charge (see note 10 (ii))	(27,022)	—

At the end of the period	1,104,960	1,497,509

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
9 Deferred statutory profit sharing
As mentioned in Note 4 (n) to the audited Consolidated Financial Statements at December 31, 2008, Mexican laws require local companies to pay its employees a profit sharing bonus calculated on a basis similar to that used for local income tax purposes. The Company accounted for temporary differences arising between the statutory calculation and the reported expense determined under IFRS in a manner similar to calculation of deferred income tax.
In 2008, one of Ternium’s Mexican subsidiaries (Hylsa S.A. de C.V., “Hylsa”) entered into a spin off that became effective on March 31, 2008. After this corporate reorganization, all of Hylsa’s employees are included in the payroll of a company that is expected to generate non-significant taxable income and non-significant temporary differences. The Company agreed to pay its employees a bonus salary that will be calculated on a basis similar to that used for income tax purposes. Accordingly, during the six-month period ended June 30, 2008, the Company reversed the outstanding balance of the liability as of December 31, 2007 (amounting to USD 96 million) within Income tax (expense) benefit line item in the Consolidated Condensed Interim Income Statement.
10 Contingencies, commitments and restrictions on the distribution of profits
This note should be read in conjunction with Note 27 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2008. Significant changes or events since the date of issue of such financial statements are as follows:
(i) Siderar
(a) Expansion project
Within the investment plan to increase its production capacity, Siderar invested as of June 30, 2009, USD 225.6 million and additionally has entered into several commitments to acquire new production equipment for a total consideration of USD 191.8 million.
Furthermore, related to operating activities and to the investment plan, Siderar entered into an agreement with Air Liquide Argentina S.A. for the supply of oxygen, nitrogen and argon for a contracted amount of USD 174.7 million which is due to terminate in 2025.
Given the severe international financial crisis, its impact on the steel global market and the uncertainty about the evolution of steel demand, Siderar rescheduled the execution of its investment plan and the mentioned commitment with Air Liquide Argentina S.A., and entered into a renegotiation process to reduce the outflow of cash, specially during 2009, when the worst effects of the global crisis would be reflected in the international economic markets. Consequently, at the end of the period, Siderar agreed with some suppliers to cancel or postpone some purchase orders.
(b) Raw material contracts
Siderar, following global steel industry trends, entered into several renegotiation processes regarding the prices of certain relevant raw material contracts for a total consideration of USD 224.6 million, considering that the existing contractual terms do not reflect the current market conditions. At the date of issue of these financial statements, negotiations are still under way.
(ii) Steel supply contracts
Grupo Imsa (now Ternium Mexico), together with Grupo Marcegaglia, Duferco International and Donkuk Steel were parties to a ten-year steel slab off-take framework agreement with Corus UK Limited dated as of December 16, 2004, which was supplemented by bilateral off-take agreements. Under the agreements, the off-takers were required, in the aggregate, to purchase approximately 78% of the steel slab production of Corus’ Teeside facility in the North East of England, of which Grupo Imsa’s share was 15.38%, or approximately 0.5 million tons per year.
Ternium acquired commitments to make predetermined cash payments during the term of the contract in addition to the purchase price paid for the steel slab, as follows: (i) an initial payment of USD 14.3 million, (ii) twenty semi-annual payments distributed proportionately in different percentages until 2014 for a total of USD 16.5 million, and (iii) additional payments for future capital investments in Corus’ Teeside plant amounting to approximately USD 15.1 million. The initial payment and the due payments included in (ii) and (iii) above have been made prior to the acquisition of Ternium México by Ternium. In December 2007, all of Grupo Imsa’s rights and obligations under this contract were assigned to Ternium Procurement S.A. (formerly known as Alvory S.A.).

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
10 Contingencies, commitments and restrictions on the distribution of profits (continued)
(ii) Steel supply contracts (continued)
On April 7, 2009, Ternium Procurement S.A., together with the other offtakers, declared the early termination of their respective off-take agreements with Corus pursuant to a provision allowing the offtakers to terminate the agreements upon the occurrence of certain events specified in the off-take framework agreement. Corus initially denied the occurrence of the alleged termination event and initiated an arbitration proceeding against the offtakers and Ternium Mexico seeking damages arising out of the alleged wrongful termination of the off-take agreements, which damages Corus has not quantified but has stated would exceed the USD150 million maximum aggregate cap on liability of the offtakers under the off-take framework agreement. In addition, Corus threatened to submit to arbitration further claims in tort against the offtakers, and also threatened to submit such claims against certain third-parties to such agreements, including the Company. The offtakers and Ternium Mexico, in turn, denied Corus’ claims and brought counterclaims against Corus which, in the aggregate, would also be greater than USD150 million. On May 12, 2009, Corus, by a letter from its lawyers, alleged that the offtakers’s termination notice amounted to a repudiatory breach of the agreements and stated that it accepted that the agreements had come to an end and that it would no longer pursue a claim for specific performance in the arbitration; the claim for damages, however, would be maintained. The arbitration proceeding has not yet concluded. At the date of issue of these financial statements it is impossible to foresee the final outcome of this arbitration proceeding.
At the acquisition of Ternium Mexico by Ternium, the Company valued the intangible asset related to this contract at USD 29.7 million. As of March 31, 2009, the Company decided to fully impair the remaining value of this intangible asset for a total amount of USD 27.0 million, as the value of such intangible asset is not representative of the current market condition.
(iii) Restrictions on the distribution of profits
Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve equals 10% of the share capital. At June 30, 2009, this reserve reached the above-mentioned threshold.
Ternium may pay dividends to the extent that it has distributable retained earnings and distributable reserves calculated in accordance with Luxembourg law and regulations. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable.
Shareholders’ equity under Luxembourg law and regulations comprises the following captions:

At June 30,
2009
(Unaudited)

Share capital	2,004,743
Legal reserve	200,474
Distributable reserves	201,674
Non distributable reserves	1,414,123
Accumulated profit at January 1, 2009	1,457,281
Profit for the period	404,523

Total shareholders’ equity under Luxembourg GAAP	5,682,818

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
11 Discontinued operations
(i) Sale of non strategic U.S. assets
On February 1, 2008, Ternium, through its subsidiary Imsa Acero S.A. de C.V., completed the sale of its interests in Steelscape Inc., ASC Profiles Inc., Varco Pruden Buildings Inc. and Metl-Span LLC to BlueScope Steel North America Corporation, a subsidiary of BlueScope Steel Limited, for a total consideration of USD 723 million on a cash-free and debt-free basis, net of working capital and other adjustments. Direct transaction costs paid by the Company in connection with this sale totaled USD 4.1 million. The Company continues to own Steelscape’s Shreveport, LA plant. Ternium has also retained its pre-engineered metal buildings and insulated steel panels businesses in Mexico. As of June 30, 2008, the result of this transaction was a gain of USD 101.4 million, calculated as the net proceeds of the sale less the book value of discontinued net assets and the corresponding tax effect. Afterwards, the Company recognized an additional charge of USD 3.9 million related to this discontinued operation.
(ii) Nationalization of Sidor
On March 31, 2008, Ternium S.A. (the “Company”) controlled approximately 59.7% of Sidor, while Corporación Venezolana de Guayana, or CVG (a Venezuelan governmental entity), and Banco de Desarrollo Económico y Social de Venezuela, or BANDES (a bank owned by the Venezuelan government), held approximately 20.4% of Sidor and certain Sidor employees and former employees held the remaining 19.9% interest.
Further to several threats of nationalization and various adverse interferences with management in preceding years, on April 8, 2008, the Venezuelan government announced its intention to take control over Sidor. On April 29, 2008, the National Assembly of Venezuela passed a resolution declaring that the shares of Sidor, together with all of its assets, were of public and social interest, and authorizing the Venezuelan government to take any action it deemed appropriate in connection with any such assets, including expropriation.
On May 11, 2008, Decree Law 6058 of the President of Venezuela regulating the steel production activity in the Guayana, Venezuela region (the “Decree”), dated April 30, 2008, was published. The Decree ordered that Sidor and its subsidiaries and associated companies be transformed into state-owned enterprises (“empresas del Estado”), with the government owning not less than 60% of their share capital. The Decree required the Venezuelan government to create two committees: a transition committee to be incorporated into Sidor’s management and to ensure that control over the current operations of Sidor and its subsidiaries and associated companies was transferred to the government on or prior to July 12, 2008, and a separate technical committee, composed of representatives of the government and the private shareholders of Sidor and its subsidiaries and associated companies, to negotiate over a 60-day period (extendable by mutual agreement) a fair price for the shares to be transferred to Venezuela. The Decree also stated that, in the event the parties failed to reach agreement by the expiration of the 60-day period, the Venezuelan Ministry of Basic Industries and Mining (the “MIBAM”) would assume control and exclusive operation of, and the Executive Branch would order the expropriation of, the shares of the relevant companies in accordance with the Venezuelan Expropriation Law.
Upon expiration of the term contemplated under the Decree, on July 12, 2008, Venezuela, acting through CVG, assumed operational control and complete responsibility for Sidor’s operations, and Sidor’s board of directors ceased to function. However, negotiations between the Venezuelan government and the Company regarding the terms of the compensation continued over several months, and the Company retained formal title over the Sidor shares during that period.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
11 Discontinued operations (continued)
(ii) Nationalization of Sidor (continued)
On May 7, 2009, the Company completed the transfer of its entire 59.7% interest in Sidor to CVG. The Company agreed to receive an aggregate amount of USD 1.97 billion as compensation for its Sidor shares. Of that amount, CVG paid USD 400 million in cash at closing. The balance was divided in two tranches: the first tranche of USD 945 million will be paid in six equal quarterly installments (the first installment being due on August 7, 2009), while the second tranche will be paid at maturity in November 2010, subject to quarterly mandatory prepayment events based on the increase of the WTI crude oil price over its May 6, 2009 level. Under the agreements with CVG and Venezuela, in the event of non-compliance by CVG with its payment obligations, the Company has reserved the rights and remedies that it had prior to the transfer of the Sidor shares in relation to any claim against Venezuela, subject to certain limitations, including that the Company may not claim an amount exceeding the outstanding balance due from CVG.
At June 30, 2009, the value of the Sidor financial asset (following the receipt of the 400 million cash payment) amounted to USD 1,439.1 million after application of a 14.36% annual discount rate to adequately reflect, and only for the purpose of recording, the present accounting value of the receivable with CVG.
In the three-month period ended June 30, 2009, the Company recorded a net gain, in accounting terms, of USD 428.0 million in connection with this transaction which is disclosed within “Income from discontinued operations” in the Consolidated Condensed Interim Income Statement. This result represents the difference between (i) the fair value, in accounting terms, net of taxes and other transaction costs, of the compensation for the Sidor financial asset (which comprised a USD 400 million cash payment and a receivable against CVG that, at May 7, 2009, had a fair value of USD 1,382.0 million after application of the discount rate stated above, net of taxes and other transaction costs of USD 37.1 million) and (ii) the carrying amount of the Sidor financial asset at March 31, 2009. In addition, the Company recorded a gain in the amount of USD 57.1 million included in “Interest income — Sidor financial asset” in the Consolidated Condensed Interim Income Statement. All the above is without prejudice to the rights of the Company, including the rights and remedies reserved in the agreement with CVG and Venezuela as described above, in the event of non-compliance by CVG with its payment obligations.
(iii) Analysis of the result of discontinued operations:

	Six-month period ended
	June 30,
	2009	2008
	(Unaudited)

Net sales	—	467,618
Cost of sales	—	(306,744)

Gross profit	—	160,874

Selling, general and administrative expenses	—	(90,362)
Other operating income, net	—	1,080

Operating income	—	71,592

Financial expenses, net	—	(15,329)
Loss from Participation Account — Sidor	—	(96,525)
Income from Participation Account	—	57,654
Equity in losses of associated companies	—	(150)

Income before income tax	—	17,242

Income tax benefit	—	41,326

Subtotal	—	58,568

Gain from the sale of non strategic U.S. assets	—	101,369
Gain from the disposal of Sidor (net of income tax)	428,023	—

Income from discontinued operations	428,023	159,937

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
11 Discontinued operations (continued)
(iv) Analysis of cash flows from discontinued operations:

	Six-month period ended
	June 30,
	2009	2008
	(Unaudited)
Cash flows from discontinued operating activities

Net income of from discontinued operations	428,023	159,937
Adjustments for:
Depreciation and amortization	—	50,820
Income tax accruals less payments	—	(41,613)
Gain from the sale of non strategic U.S. assets	—	(101,369)
Gain from the disposal of Sidor	(428,023)	—
Changes in working capital and others	—	107,184

Cash flows from discontinued operating activities	—	174,959

Net cash used by discontinued investing activities	—	(54,923)
Net cash used in discontinued financing activities	—	(30,216)

Net cash from discontinued operations	—	89,820

12 Related party transactions
The Company is controlled by San Faustín, which at June 30, 2009 indirectly owned 72.10% of Ternium’s shares and voting rights. Rocca & Partners S.A. controls a significant portion of the voting power of San Faustin N.V. and has the ability to influence matters affecting, or submitted to a vote of the shareholders of San Faustin N.V., such as the election of directors, the approval of certain corporate transactions and other matters concerning the Company’s policies. There are no controlling shareholders for Rocca & Partners S.A.
The following transactions were carried out with related parties:

	Six-month period
	ended June, 30
	2009	2008
	(Unaudited)
(i) Transactions
(a) Sales of goods and services
Sales of goods to other related parties	17,711	30,899
Sales of services and others to associated parties	43	—
Sales of services and others to other related parties	330	894

	18,084	31,793

(b) Purchases of goods and services
Purchases of goods from other related parties	12,905	18,208
Purchases of services and others from associated parties	16,236	13,158
Purchases of services and others from other related parties	48,272	72,813

	77,413	104,179

(c) Financial results
Income with associated parties	475	284
Income with other related parties	118	—
Expenses with other related parties	(25)	—

	568	284

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
12 Related party transactions (continued)

	June 30,	December 31,
	2009	2008
	(Unaudited)
(ii) Period-end balances
(a) Arising from sales/purchases of goods/services
Receivables from associated parties	1,520	1,655
Receivables from other related parties	10,363	20,271
Advances to suppliers with other related parties	11,946	27,302
Payables to associated parties	(2,457)	(1,164)
Payables to other related parties	(18,717)	(44,047)

	2,655	4,017

(b) Other investments — non current
Time deposits	15,525	15,075

	15,525	15,075

13 Recently issued accounting pronouncements
(i) IFRIC Interpretation 17, “Distributions of Non-cash Assets to Owners”
In December 2008, International Financial Reporting Interpretations Committee (“IFRIC”) issued IFRIC Interpretation 17 “Distributions of Non-cash Assets to Owners” (“IFRIC 17”). IFRIC 17 applies to an entity that distributes assets other than cash (non-cash assets) as dividends to its owners. In those situations, an entity may also give its owners a choice of receiving either non-cash assets or a cash alternative.
An entity shall apply this Interpretation prospectively for annual periods beginning on or after 1 July 2009. Retrospective application is not permitted. Earlier application is permitted. If an entity applies this Interpretation for a period beginning before 1 July 2009, it shall disclose that fact and also apply IFRS 3 (as revised in 2008), IAS 27 (as amended in May 2008) and IFRS 5 (as amended by this Interpretation).
The Company’s management estimates that the application of IFRIC 17 will not have a material effect on the Company’s financial condition or results of operations.
(ii) IFRIC Interpretation 18, “Transfers of assets from customers”
In January 2009, International Financial Reporting Interpretations Committee (“IFRIC”) issued IFRIC Interpretation 18 “Transfers of assets from customers” (“IFRIC 18”). IFRIC 18 applies to agreements in which an entity receives from a customer an item of property, plant and equipment (or cash to construct or acquire an item of property, plant and equipment) that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services, or to do both.
An entity shall apply this Interpretation for transfers of assets from customers received on or after 1 July 2009. Earlier application is permitted. If an entity applies this Interpretation for a period beginning before 1 July 2009, it shall disclose that fact.
The Company’s management estimates that the application of IFRIC 18 will not have a material effect on the Company’s financial condition or results of operations.
(iii) Amendments to IFRS 7, “Financial Instruments: Disclosures”
In March 2009, the IASB amended International Financial Reporting Standard 7 “Financial Instruments: Disclosures” (“IFRS 7 — amended”). IFRS 7 — amended includes modifications to International Financial Reporting Standard 7 that are related, primarily, to the expansion of disclosures required in respect of fair value measurements recognized in the statement of financial position and in respect of liquidity risk.
Entities shall apply these amendments for annual periods beginning on or after 1 January 2009. In the first year of application, entities are not required to provide comparative information for the new disclosures.
The Company’s management estimates that the application of IFRS 7 — amended will not have a material effect on the Company’s financial statements.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
13 Recently issued accounting pronouncements (continued)
(iv) Amendments to IFRIC 9 and IAS 39, “Embedded Derivatives”
In March 2009, the IASB amended International Accounting Standard 39 “Financial Instruments: Recognition and Measurement” and IFRIC Interpretation 9 “Reassessment of Embedded Derivatives”. The amendments clarify the accounting of embedded derivatives when a financial asset is reclassified out of the “fair value through profit or loss” category as permitted by IAS 39, as amended in October 2008. By these amendments, IFRIC 9 was amended to permit such reclassification and to clarify that an entity is required to assess whether an embedded derivative is closely related to the host contract at the date of reclassification.
Entities shall apply these amendments for annual periods beginning on or after 30 June 2009.
The Company’s management estimates that the application of these amendments will not have a material effect on the Company’s financial condition or results of operations.
(v) Improvements to International Financial Reporting Standards
In April 2009, the IASB issued “Improvements to International Financial Reporting Standards” by which it amended several international accounting and financial reporting standards.
The effective date of each amendment is included in the IFRS affected.
The Company’s management estimates that the application of this paper will not have a material effect on the Company’s financial condition or results of operations.
(vi) Amendments to IFRS 2, “Shared-based Payments”
In June 2009, the IASB amended International Financial Reporting Standard 2 “Shared-based Payments”. The amendment clarifies the accounting of group cash-settled shared-based payment transactions, establishing that in its separate or individual financial statements, the entity receiving the goods or services shall measure the goods or services received as either an equity-settled or a cash-settled share-based payment transaction by assessing: (i) the nature of the awards granted, and (ii) its own rights and obligations.
Entities shall apply these amendments to all share-based payments within the scope of IFRS 2, retrospectively, for annual periods beginning on or after 1 January 2010. Earlier application is permitted.
The Company’s management estimates that the application of this amendment will not have a material effect on the Company’s financial condition or results of operations.
(vii) International Financial Reporting Standard for Small and Medium-Sized Entities
In July 2009, the IASB issued International Financial Reporting Standard for Small and Medium-Sized Entities. The IASB developed and published a separate standard intended to apply to the general purpose financial statements of, and other financial reporting by, entities that do not have public accountability (as defined in the standard) and publish general purpose financial statements for external users. A subsidiary whose parent uses full IFRS, or that is part of a consolidated group that uses full IFRS, is not prohibited from using this IFRS in its own financial statements if that subsidiary by itself does not have public accountability.
The Company’s management estimates that the application of this paper will not have a material effect on the Company’s financial condition or results of operations.
Roberto Philipps
Chief Financial Officer